XKH 3/7

SECU 13025010 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

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SEC FILE NUMBER
8-51301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPIBD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 32nd Floor
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lorraine Costelloe, CFO, FINOP 212-702-8645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110 (Address) Somerville, (City) NJ (State) 08876 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/20/14

OATH OR AFFIRMATION

I, Lorraine Costelloe, CFO, FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPIBD, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

FinOp

Title

Notary Public

KRISTEN E DAQUINO
Notary Public - State of New York
NO. 01DA6199676
Qualified in New York County
My Commission Expires January 20, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPIBD, LLC

Statement of Financial Condition

December 31, 2012

With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

CPIBD, LLC
Table of Contents
December 31, 2012

Page(s)

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Member of
CPIBD, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of CPIBD, LLC as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CPIBD, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Withum Smith + Brown, PC

Somerville, New Jersey
February 22, 2013

CPIBD, LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 156,202
Fees receivable	322,135
Due from member	128,000
	$ 606,337
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 152,607
Member's equity	453,730
	$ 606,337

The Notes to the Financial Statements are an integral part of this statement.

1. Organization and Nature of Business

CPIBD, LLC (the "Company") is organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services and arranges private placement of securities for institutional clients. The Company is a wholly owned subsidiary of Compass Advisers, LLP (the "Member" or "Parent"), the sole member of the Company.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and may establish an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are deemed delinquent when payments are not received in accordance with their respective contracted payment schedule. As of December 31, 2012, all fees receivable are considered collectible.

Revenue Recognition

Revenues are recognized on the accrual basis, generally when the underlying investment transactions are consummated and placement fees are earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. Accordingly, profits and losses of the Company are passed through and reported on the sole owner's tax return. As a result, no provision for income taxes is reflected in these financial statements nor does the Company have uncertain tax positions.

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital and net capital requirements of $96,407 and $8,425 respectively. The Company's aggregate indebtedness to net capital ratio was 1.26 to 1.

5. Related Party Transactions

The Company maintains an expense sharing agreement with its Parent whereby certain indirect costs of the parent, such as, payroll, health insurance, rent and office expenses are allocated to the Company. These costs totaled $9,235 in 2012. In addition, the Company earned a fee of $10,550 from the Parent for facilitating certain security transactions. The cumulative difference between the earned fees and allocated expenses from the Parent is recorded as Due from Member on the statement of financial condition and totaled $128,000 at December 31, 2012. Interest is not being charged to the Member.

6. Credit Risk and Concentrations

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. Through December 31, 2012, there is no limit to the Federal Deposit Insurance Corporation (FDIC) insurance on the Company's non-interest bearing bank account. Beginning January 1, 2013, the FDIC changed its limit on non-interest bearing accounts to $250,000.

The Company derived approximately 91% of its revenue from two customers.

7. Fair Value of Assets and Liabilities

Professional standards define fair value, establish a consistent framework for measuring fair value, and expand disclosure requirements for fair value measurements. Due to the nature of the Company's assets and liabilities, there are no disclosures required under these standards.

The Company's assets, including cash and cash equivalents, fees receivable and due from member are carried at contracted values which approximate fair value. Similarly, accrued expenses are carried at contracted amounts, which approximate fair value.

8. Special Account for the Exclusive Benefit of Customers

The Company is not required to maintain a special reserve bank account for the exclusive benefit of customers since it meets the requirements of certain exemption provisions of Rule 15c3-3. The Company is a 'non-clearing firm' whose activities are limited to investment banking and advisory services. The Company does not hold any client accounts.

9. Contingencies

A former employee of the Parent has named CPIBD, LLC in arbitration for unpaid compensation. The Parent intends to settle this matter and CPIBD, LLC is not liable for any part of the settlement. Any settlement shall be paid by Compass Advisers Group, LLC (an affiliate of Compass Advisers, LLP) or Compass Advisers, LLP and neither Compass Advisers Group, LLC nor Compass Advisers, LLP shall seek reimbursement from CPIBD, LLC, therefore, the potential liability for CPIBD, LLC in this matter is none.

10. Subsequent Events

The Company has evaluated subsequent events through the date of financial statement issuance and has determined that there are no events requiring recognition or disclosure in these financial statements.